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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.  Form
4 or Form 5 obligations may continue.  See Instruction 1(b).

1.  Name and Address of Reporting Person

         Jon R. Bauer
         c/o Contrarian Capital Advisors, L.L.C.
         411 West Putnam Avenue
         Suite 225
         Greenwich, Connecticut  06830

2.  Issuer Name and Ticker or Trading Symbol

         Harvard Industries, Inc.
         HAVAV

3.  IRS Number of Reporting Person (Voluntary)


4.  Statement for Month/Year

         9/99

5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)

    (x) Director* ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7.  Individual or Joint/Group Filing (check Applicable Line)

      X   Form filed by One Reporting Person
          Form filed by More than One Reporting Person





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
                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________
Common Stock             9/27/99         P               200,000**  A   $6.50     3,047,819**             I        Managing Member
                                                                                                                   of General
                                                                                                                   Partner or
                                                                                                                   Investment
                                                                                                                   Manager


                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
                   |             |            |      |     |        |        |         |         |        |            |


|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of          |
|     Derivative        |    derivative     |     Form of       |     Indirect           |
|     Security          |    Securities     |     Derivative    |     Beneficial         |



                             2





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|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership          |
|                       |    cially         |     Direct (D)    |     (Instr. 4)         |
|                       |    Owned at       |     or Indirect   |                        |
|                       |    End of         |     (I) (Instr.   |                        |
|                       |    Month          |     4)            |                        |
|                       |    (Instr. 4)     |                   |                        |
|_______________________|___________________|___________________|________________________|





Explanation of Responses:

* The reporting person is a member of the Board of Directors of Harvard Industries, Inc. and is a Managing Member of Contrarian Capital Advisors, L.L.C. and Contrarian Capital Management, L.L.C., registered investment advisers that have voting power and investment power with respect to securities in their clients' accounts, including the securities described herein.

**    The reporting person disclaims beneficial ownership of
these securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Rule 16a-1(a)(1) or (a)(2) of the Securities Exchange Act of 1934 or for any other purpose.


/s/ Jon R. Bauer                  October 12, 1999
_____________________________     _________________
Jon R. Bauer

***   Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.









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